Deutsche Bank

02 AUG 27 AM 8:20

Aug. 26, 2002

Paul Martin
Vice President
Corporate Trust and Agency Services
Global Equity Services / Depositary Receipts
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

**Re: Brazil Realty SA - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

02049620

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Brazil Realty SA, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Brazil Realty. The SEC file number relating to such exemption is 82-4454.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have attached a SASE for this purpose.

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

dlw 9/5

Attached:

- Second Quarter 2002 Results

BRAZIL REALTY

**More Information:** **Máximo Marini Camas – Investor Relations : (55-11) 3040-2173**
**Louremir R. Jeronimo : (55-11) 3040-2158**

**BRAZIL REALTY S.A. Announces Second Quarter Fiscal Year 2.002 Results**

August 15, 2002 - **Brazil Realty (Bovespa: CYRE4 --- ADR: BZEGY),** one of Latin America's leading real estate companies, announced results for the Second Quarter Fiscal Year 2002, ending June 30th, 2002.

TOTAL REVENUE for the three-month period totaled **R$ 35.3 million** and. **R$ 73.9 million** for the all of 2002.

NET INCOME for 2QFY was **R$ 6.7 million (R$ 0.835 per GDS)** and **R$ 17.6 million (R$ 2.205 per GDS)** for the all of 2002.

**Message to the shareholders**

## Macroeconomic Scenery

Second quarter economic activity was negatively effected by the scandals involving several large American corporations and uncertainty surrounding Brazil's presidential election. These factors contributed to a reduced capital inflow in Brazil, negatively impacting foreign exchange and interest rates.

## Operating Performance

***In the Real Estate Development Segment***

Brazil Realty's sales for the first half of 2002 totaled R$ 38.1 million, against R$ 48.5 million for the same period of 2001. The company launched four new developments during the first six months of the year: Chateau de Blois (Divino Salvador) with 6 units sold (22% of the total) ; Chateau de Belcastel (Pintassilgo) with 5 units sold (22% of the total); Lagoa Privilege with 3 units sold (17% of the total) and the residential Jardim du Park with 43 units sold (51% of the total).

***In the Office Building Segment***

The company continued "Triple A" office construction (Faria Lima Financial Center, JK Ave. 1203, Corporate Park and Faria Lima Square).

## Investments

Brazil Realty, searching for growth and expansion into new markets, acquired parcels of land in São Paulo and Rio de Janeiro for future development. Several projects are currently being developed and scheduled to be launched in the second half of this year.

## Second Quarter Highlights

### REAL ESTATE DEVELOPMENT SEGMENT

- In April, 2002, Chateau de Blois was launched, a luxury-housing project that will be constructed in a very wooded region of Moema District, in São Paulo City. It has 26 units with useful area of 250 sqm, plus a duplex unit. Brazil Realty's share is 23.75% in this project.

- In May, Chateau de Belcastel, a luxury residential project, was launched in the same region of the Moema District, near Ibirapuera Park, in São Paulo. It has 22 units with useful area of 319 sqm, plus a duplex unit. Brazil Realty's share is 48.75% in this project.

- In May, the residential Jardim of the Park was launched. The luxury project will be constructed on Industrial Ave., one of the most important streets of Santo André City and has 3 towers with a total of 84 units with useful area of 168 sqm each. Brazil Realty's share is 23.75% in this project.

- In line with its intention to expand into new markets, Brazil Realty launched Lagoa Privilege in May. The high-class residential Project will be built in Lagoa, one of most exclusive districts in Rio de Janeiro. It has 17 units, with 268 sqm, plus double unit. Brazil Realty shares 28.5% of this project.

*New Investments:*

- On Deputado Laércio Corte Street (lote 3C), Panamby district (SP), the company acquired a 5.722 sqm. parcel of land. Brazil Realty 's share is 60%.

- On Americas Ave. in Rio of Janeiro's capital, Barra da Tijuca district, the company acquired a parcel of land with 90,000 sqm where a large residential project is planned in response to the increasing demand in one of the most exclusive districts of Rio de Janeiro. This Project will generate sales of R$ 400 million and will be launched in the next 3 years. Brazil Realty shares approximately 30% of the project.

### OFFICES

The company continued the construction of these buildings: Faria Lima Financial Center, Corporate Park and JK Ave. 1203.

## RECENT DEVELOPMENT

A floor of Brasilinvest office building was sold. This floor is among six in the building with the remaining five rented. The sale will contribute to next quarter's results.

# Operational Portfólio in 06/30/2002 - DEVELOPMENTS

| DEVELOPMENTS (a) | Launched | Number of Units | Units sold on 1Q2002 | Units sold (Accumulated) | % Built on 1Q2002 | % Built (Accumulated) | B.Realty Stake |
|---|---|---|---|---|---|---|---|
| THE FIRST | JAN/97 | 209 (b) | 2 | 207 | 0,0% | 100% | 25,00% |
| ITC | AUG/97 | 560 | 0 | 557 | 0,0% | 100% | 75,00% |
| CAESAR TOWERS IBIR. | MAR/98 | 206 | 0 | 202 | 0,0% | 100% | 75,00% |
| MELIÁ JARDIM EUROPA | MAY/98 | 322 | 0 | 320 | 0,0% | 100% | 100,00% |
| COMFORT SUITES OSCAR FREIRE | MAY/98 | 204 | 0 | 197 | 0,0% | 100% | 75,00% |
| BELA CINTRA L. STAY | FEB/99 | 334 | 0 | 331 | 3,9% | 99,6% | 22,50% |
| PIAZZA DELLO SPORT | APR/99 | 316 | 2 | 311 | 0,0% | 100,0% | 13,50% (c) |
| PLACE VENDÔME | MAY/99 | 42 | 0 | 42 | 12,2% | 94,5% | 75,00% |
| CLASSIQUE KLABIN | MAY/99 | 88 | 3 | 87 | 7,8% | 97,8% | 100,00% |
| WORLD CLASS L. STAY | JUN/99 | 276 | 1 | 272 | 14,1% | 94,1% | 55,50% |
| MELIÁ CAMPINAS | FEB/00 | 308 | 1 | 296 | 16,8% | 55,2% | 50,00% |
| HIPICA HOUSE | MAR/00 | 80 | 1 | 80 | 15,8% | 75,1% | 37,50% |
| CHATEAU DU PARC | MAR/00 | 42 | 1 | 41 | 19,0% | 73,6% | 50,00% |
| IPIRANGA PREMIUM | APR/00 | 208 | 18 | 187 | 14,4% | 57,7% | 50,00% |
| PERDIZES PROJECT | APR/00 | 88 | 3 | 83 | 18,3% | 83,5% | 75,00% |
| PERDIZES PRIVILEGE | JUL/00 | 42 | 0 | 41 | 20,3% | 79,2% | 75,00% |
| ABC IBIS E MERCURI | SEP/00 | 306 | 18 | 230 | 9,0% | 17,8% | 18,50% |
| CHATEAU DE TOCQUEVILLE | FEB/01 | 19 | 2 | 18 | 6,0% | 10,4% | 50,00% |
| LES JARDINS | MAY/01 | 192 | 11 | 150 | 6,3% | 10,6% | 25,00% |
| FLORES DO CAMPO | JUL/01 | 34 | 0 | 34 | 15,1% | 20,1% | 50,00% |
| HÍPICA BOULEVARD | JUL/01 | 33 (g) | 2 | 25 | 1,9% | 3,0% | 33,25% |
| CAESAR B. BOTAFOGO (RJ) | JUL/01 | 110 (e) | 0 | 110 | 8,4% | 47,5% | 28,50% |
| BOTAFOGO SPAZIO (RJ) | AUG/01 | 47 (f) | 4 | 42 | 5,4% | 19,0% | 33,878% |
| PLACE DE LA CONCORDE (SP) | NOV/01 | 64 | 5 | 36 | 0,8% | 1,8% | 33,25% |
| VILLAGIO DE LA HIPICA (SP) | NOV/01 | 22 (h) | 3 | 17 | 0,6% | 1,9% | 33,25% |
| HOME STAY PAULISTANO | SEP/01 | 187 (d) | 6 | 174 | 0,7% | 1,8% | 48,75% |
| CHATEAU DE BLOIS | APR/02 | 27 | 5 | 5 | 0,4% | 0,4% | 23,75% |
| JARDIM DO PARQUE | MAY/02 | 84 | 43 | 43 | 0,0% | 0,0% | 17,00% |
| LAGAO PRIIVILEGE | MAY/02 | 18 | 3 | 3 | 3,0% | 3,0% | 28,50% |
| CHATEAU DE BELCASTEL | MAY/02 | 23 | 4 | 4 | 0,6% | 0,6% | 48,75% |
| L'ESPACE | OCT/01 | 44 | 1 | 18 | 13,1% | 17,6% | 25,0% |
| VERT SUPREME | JAN/02 | 13 | 13 | 13 | 0,0% | 1,5% | 50,0% |

(a) Does not include the following properties: **Mondrian, Le Grand Klabin, Royal Klabin, The World, Universe e The Excellence.** All the aforementioned properties were sold out and their construction was completed before the period.
(b) 11 units, of 220 were converted into common use ad are not available for sale.
(c) Brazil Realty has 13,5% of Gross Sales.
(d) 63 units were exchanged by the land.
(e) 7 units of 117 originals were exchanged.
(f) 1 unit of 48 originals was exchanged.
(g) 9 units of 42 originals were exchanged by land
(h) 6 units of 28 originals were exchanged by the land

## Operational Portfólio in 06/30/2002 - LARGE SLABS

| OFFICES | Acquisition Date | Total Área (sqm) | % Leased 06/30/02 | Rent R$/sqm/month | B.Realty Stake |
|---|---|---|---|---|---|
| NOVA SÃO PAULO | DEC/94 | 12.485 | 70,4% | 33,19 | 100,00% |
| COND. VERBO DIVINO | OCT/96 | 8.329 | 100% | 34,47 | 100,00% |
| CENESP | OCT/97 | 2.844 | 100% | 22,19 | 100,00% |
| BRASÍLIO MACHADO | JUN/97 | 10.585 | 89,1% | 29,37 | 50,00% |
| BRASILINVEST | MAR/98 | 4.385 | 100% | 36,78 | 100,00% |
| GARAGEM | APR/97 | 2.390 | NA | 7,10 (b) | 100,00% |
| ABC OFFICE | SEP/98 | 5.572 | 100% | 23,16 | 20,40% |

| OFFICES UNDER DEV. | Acquisition Date | Land (sqm) | GLA (sqm) | Construction Completion | % Built (Accumulated) | B.Realty Stake |
|---|---|---|---|---|---|---|
| SÃO PAULO PLAZA(vendido) | DEC/94 | 2.429 | 7.952 | FEB/02 | 100% | 100,00% |
| FARIA LIMA FIN. CENTER | OCT/97 | 6.918 | 27.242 | NOV/02 | 79,4% | 47,96% |
| CORPORATE PARK | JUL/99 | 4.523 | 17.219 | NOV/02 | 66,7% | 41,25% |
| FARIA LIMA SQUARE | MAY/01 | 4.825 | 18.000 | APR/04 | 4,3% | 12,544% |
| AV JK 1203 | JUL/00 | 4.400 | 20.197 | JAN/04 | 11,3% | 44,5515% |

| MALLS | Opening | GLA (sqm) | Stake (c) |
|---|---|---|---|
| ITM / CTI | JUN/96 | 5.263 | 36,41% |
| PAVILHÃO DE FEIRAS | JUL/98 | 38.357 | 36,41% |
| ABC PLAZA SHOPPING(with expansion) (d) | SEP/97 | 32.457 | 20,40% |
| AVENIDA INDUSTRIAL (JK) | NOV/99 | 23.536 | 34,00% |

## Land Inventory in 06/30/2002

| LANDS | Acquisition Date | Área (sqm) | Use | B.Realty Stake |
|---|---|---|---|---|
| CANINDÉ (D2) | JUL/99 | 29.167 | MIXED-USE | 22,50% |
| MORGADO DE MATEUS | SEP/00 | 1.619 | RESIDENTIAL | 48,75% |
| ARAGUARI/GRAÚNA | SEP/00 – JUL/01 | 1.610 | RESIDENTIAL | 48,75% |
| JOAQUIM GOMES (Campinas – SP) | APR/00 | 1.062 | RESIDENTIAL | 50,00% (a) |
| NORTE E SUL (Campinas – SP) | APR/00 | 2.582 | RESIDENTIAL | 50,00% (a) |
| EMÍLIO RIBAS (Campinas – SP) | APR/00 | 1.642 | RESIDENTIAL | 50,00% |
| CARLOS KAYSEL (Campinas – SP) | JUN/00 | 1.400 | RESIDENTIAL | 50,00% |
| BARRETO LEME (Campinas – SP) | JUL/00 | 1.455 | RESIDENTIAL | 48,75% |
| JACU PÊSSEGO | JUL/97 | 48.400 | MALL | 100% |
| GEORGIA (Brooklin) | FEB/02 | 5.000 | RESIDENTIAL | 75% |
| PANAMBY (Lt 1) | MAR/02 | 11.374 | RESIDENTIAL | 60% |
| PANAMBY (Lt 3B) | MAR/02 | 5.722 | RESIDENTIAL | 60% |
| PANAMBY (Lt 3C) | MAY/02 | 5.722 | RESIDENTIAL | 60% |
| PANAMBY (Lt 23) | MAR/02 | 4.791 | RESIDENTIAL | 20% |
| AV DA AMÉRICAS (Galdeano) (Rio de Janeiro | APR/02 | 90.000 | RESIDENTIAL | 30% |

(a) – The Company owns options to buy the properties.
(b) – Based on a R$ 17.000 per month flat rate rent.
(c) – Stake on the property. Brazil Realty has a 48,55% ownership interest in the controlling Investment Fund.

(d) – The expansion (phase 3) of the shopping ABC was inaugurated in October 2001



**Brazil Realty Investor Relations :**
Máximo Marini Camas

# BRAZIL REALTY S.A.

**Consolidated Financial Highlights**
**For the period ending 06/30/2002**
**(in thousands of Reais)**
**In accordance with Brazilian Corporate Law**

| INCOME STATEMENT | 2Q02 | 2Q01 | 1S02 | 1S01 | 2001 |
|---|---|---|---|---|---|
| Revenues from Sales of Properties | 30.513 | 27.629 | 64.621 | 58.688 | 140.569 |
| Revenues from Resales of Properties | 18 | 12.618 | 18 | 13.618 | 2.488 |
| Revenues from Rental Properties | 2.908 | 4.334 | 5.782 | 8.640 | 17.674 |
| Revenues from Entry Fees | 1.640 | 33 | 2.794 | 41 | 1.001 |
| Revenues from Services | 202 | 1.070 | 722 | 1.437 | 3.354 |
| Taxes and Cancellations | 260 | (1.609) | (2.299) | (2.392) | (10.953) |
| **Total Revenues:** | **35.541** | **44.075** | **71.638** | **80.032** | **154.133** |
| **Total Costs** | (16.157) | (23.274) | (31.786) | (39.931) | (79.708) |
| **Gross Income** | **19.384** | **20.801** | **39.852** | **40.101** | **74.425** |
| Marketing Expenses | (3.444) | (8.001) | (6.875) | (11.153) | (22.349) |
| Administrative Expenses | (5.936) | (3.684) | (8.619) | (6.810) | (13.148) |
| **Operating Income (Loss)** | **10.004** | **9.116** | **24.358** | **22.138** | **38.928** |
| Financial Revenues (Expenses), Net | (2.173) | 840 | (2.404) | 2.453 | (2.737) |
| Results from Investments in Real Estate | - | (380) | - | - | (191) |
| Other Expenses / Revenues | (39) | 578 | (109) | (161) | 891 |
| **Pretax Income** | **7.792** | **10.154** | **21.845** | **24.430** | **36.891** |
| Income Tax | (46) | (810) | (826) | (2.175) | (4.030) |
| Minority Shareholder's | (1.081) | (1.459) | (3.429) | (3.098) | (4.885) |
| **Net Income** | **6.665** | **7.885** | **17.590** | **19.157** | **27.976** |

| Balance Data Sheet | 06/30/2002 | 06/30/2001 | 12/31/2001 |
|---|---|---|---|
| Cash and Marketable Securities | 96.437 | 97.738 | 83.197 |
| Account Receivables | 184.720 | 166.801 | 206.877 |
| Inventory - Real Estate | 160.684 | 68.073 | 121.348 |
| Recoverable income tax | 15.944 | 12.991 | 14.378 |
| Project Costs | 1.364 | 2.864 | 1.426 |
| Deferred Taxes and Contributions | 12.148 | 3.139 | 10.091 |
| Advance | 469 | 41 | 315 |
| Investments in Real Estate | 2.040 | 36.400 | 2.290 |
| Property & Equipment - Shopping | 32.806 | 37.751 | 33.290 |
| Property & Equipment - Offices | 40.964 | 43.911 | 40.419 |
| Other Assets | 1.179 | 1.528 | 922 |
| **Total Assets** | **548.755** | **471.237** | **514.553** |
| | | | |
| Land and Properties | 34.769 | 19.660 | 19.626 |
| Control of Budgeted Cost Payable | 61.686 | 61.455 | 69.091 |
| Deferred Net Income | 48.347 | 40.875 | 45.169 |
| Loans Payable | 71.514 | 61.602 | 56.209 |
| Taxes Payable | 5.600 | 1.917 | 5.982 |
| Partner's Venture Accounts Payable | 21.994 | 4.114 | 18.292 |
| Dividends Payable | 1.714 | 1 | 20.000 |
| Deferred Taxes | 8.664 | 1.640 | 7.797 |
| Provision for contingencies | 20.681 | 9.791 | 18.901 |
| Minority Shareholder's | 10.312 | 11.495 | 10.665 |
| Other | 10.217 | 10.940 | 7.154 |
| Shareholder's Equity | 253.257 | 247.747 | 235.667 |
| **Total Liabilities** | **548.755** | **471.237** | **514.553** |
| | | | |
| **Number of GDS** | **79.781** | **79.781** | **79.781** |
| | | | |
| **Earnings per GDS** | **2,205** | **2,401** | **3,507** |
| | | | |
| **Selected Ratios** | | | |
| Book value per GDS | 3,1744 | 3,1053 | 2,9539 |
| EBITDA (000) | 32.260 | 39.673 | 64.372 |
| EBITDA per GDS | 4,0436 | 4,9727 | 8,0686 |
| EBITDA/Net Income | 1,8340 | 2,0709 | 2,3010 |
| | | | |
| Depreciation | 1.099 | 869 | 1.617 |
| Financial Expenses | 9.316 | 14.374 | 25.864 |